CHRGR X SEED INVEST VIDEO TRANSCRIPTION

[LOWER THIRD: John Mullin, CHRGR CEO & Co-Founder]

We're on our phones constantly,from the moment we wake up. Whether it be emails for work, posting to social, or playing the latest mobile game. Our phones are with us all the time and they're constantly losing battery power.

As someone who likes to go out, I would find myself at my favorite venue with little or no battery left on my phone.

And the options are very limited. You either leave it with a bartender unattended, maybe plug it into a wall and stay tethered, or letting your phone die which is just not an option. And most of us don't carry an extra battery.

In fact 30% of us may charge our phone more than twice a day. Mobile users in NY reported the highest frequency with an average of almost three charges per day with 85% of them carrying no backup battery.

And this is when I saw the opportunity for CHRGR.

With CHRGR media, we give brands access to customers, and give those customers a product they'll need and keep on using.

We produce credit card-sized batteries that are brand-sponsored and distribute them across our growing network of over 1500 venues nationwide.

[Visual: 1,500 current venues across the US market and still growing]

With CHRGR there's no app required, no tethering and no other barriers of entry. It's a win for both the advertiser and the user.

[LOWER THIRD: David Chapman, CHRGR Exec Vice President]

We've built a media network of over 1,500 locations across the country comprised of bars, hotels, gyms, and music venues.

CHRGR devices contain a 2500mAh battery and through the included power cord we can charge most iPhone and Android devices up to about 80%.

Not only that, you can get about 100 plus cycles from each unit. All of our units can be branded on both the front and back, with 4-color direct printing.

Through promo codes, NFC and SMS, users are served custom URLs for app downloads, videos, and geo-targeted mobile content and offers.
We know acquiring data is crucial which is why we provide all of our engagement analytics on our online dashboard.

We're the leading battery provider of the US festival market via our partnerships with Bonnaroo and Outside Lands.

And our national network and client roster includes Live Nation, Lyft, JetSmarter, Vengo, Instagram, and Red Bull.

Because we're mobile focused, our customer conversion and acquisition rates exceed traditional outdoor media. Our recent NYC media campaign with Lyft had an almost 10% acquisition rate. 91% of those acquired returned to the Lyft app as a paid new user.

We took an idea from zero to profitable in a little less than 2 years. 2016 closed out at $350K and we're on target for 4x growth in 2017 at $1.4MM.

What's next for CHRGR? Well with the addition of RFID and NFC, the unit now becomes a hotel key card, and a smart pass for ski resorts, theme parks, and music festivals.

Now in 2017, we're expanding the network, innovating our product and we're on target to hit revenue in excess of 1.4MM. We invite you to invest in CHRGR and share in our vision of the first utility-driven, media network.

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